                                NICE SYSTEMS LTD.
                                8 HAPNINA STREET
                             RA'ANANA 43107, ISRAEL
                                 972-9-775-3030

                                        October 19, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman

             Re:   NICE Systems Ltd.
                   Registration Statement on Form F-3
                   Registration No. 333-127883

Dear Mr. Shuman:

     The undersigned hereby respectfully requests that the effective date for the above-refenced registration statement be accelerated so that it will become effective at 11:00 a.m. on October 21, 2005, or as soon thereafter as possible.

          NICE Systems Ltd. (the "Company") acknowledges that:

     (i) should the Securities and Exchange Commission ("the Commission") or the
staff, acting pursuant to delegated autority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                    Very truly yours,

                                                    NICE SYSTEMS LTD.

                                                    By: /s/Ran Oz
                                                       ------------------
                                                    Name:  Ran Oz
                                                    Title: Corporate Vice
                                                           President and Chief
                                                           Financial Officer